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HB

02022528

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
APR 03 2002
WASH. D.C.
366

SEC FILE NUMBER
8-50465

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Thomas Fletcher & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway
(No. and Street)

New York (City) | New York (State) | 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Moshes | (212) 381-4526
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — *if individual, state last, first, middle name*)

575 Madison Avenue (Address) | New York (City) | NY (State) | 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 4-4-02

OATH OR AFFIRMATION

I, Gary L. Moshes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Fletcher & Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ROMAN THAKER
Notary Public, State of New York
No. 01TH6065597
Qualified in New York County
Commission Expires October 22, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS FLETCHER & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Thomas Fletcher & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Thomas Fletcher & Company, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Thomas Fletcher & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
March 22, 2002

THOMAS FLETCHER & COMPANY, INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$ 13,766
Securities owned, at market value	92,494
Receivable from clearing broker	105,973
Prepaid expenses	6,584
Other assets	41,178
	$ 259,995
LIABILITIES	
Accounts payable and accrued expenses	$ 30,200
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value:	
Class A common stock, 600 shares authorized, issued and outstanding	6
Class B common stock (non-voting), 400 shares authorized, 6.7197 shares issued and outstanding	
Additional paid-in capital	1,075,245
Accumulated deficit	(845,456)
	229,795
	$ 259,995

See notes to financial statements

THOMAS FLETCHER & COMPANY, INC.

Statement of Operations
Year Ended December 31, 2001

Revenues:	
Commissions and fees	$ 4,237
Investment banking	26,616
Trading and investment losses, net	(44,170)
Other	4,773
	(8,944)
Expenses:	
Employee compensation and benefits	158,041
Management fees	65,076
Clearance, floor brokerage, and commission expense	3,663
Regulatory and registration fees	16,830
Communications	35,542
Professional fees	35,212
Other operating expenses	46,680
	361,044
Net loss	$ (369,988)

See notes to financial statements

THOMAS FLETCHER & COMPANY, INC.

Statement of Changes in Shareholder's Equity

	Class A Common Stock		Class B Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2001	30		7	$ 0	$ 574,900	$ (475,468)	$ 99,432
Sale of common stock	570	$ 6			199,994		200,000
Contributions					398,391		398,391
Distributions					(98,040)		(98,040)
Net loss						(369,988)	(369,988)
Balance - December 31, 2001	600	$ 6	7	$ 0	$ 1,075,245	$ (845,456)	$ (229,795)

See notes to financial statements

THOMAS FLETCHER & COMPANY, INC.

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (369,988)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in unrealized loss on marketable securities	44,170
Changes in:	
Due from broker	(105,973)
Prepaid expenses	(6,584)
Other assets	(26,180)
Accounts payable and accrued expenses	27,887
Net cash used in operating activities	(436,668)
Cash flows from financing activities:	
Sale of common stock	200,000
Contributions from new shareholder	266,994
Repayment of loans from selling shareholder	(2,688)
Distribution to selling shareholder	(56,536)
Net cash provided by financing activities	407,770
Net decrease in cash	(28,898)
Cash at beginning of year	42,664
Cash at end of year	$ 13,766
Supplemental disclosures of cash flow information:	
Noncash financing activities:	
Contribution of marketable securities by shareholder	$ 131,397
Distribution of assets to selling shareholder	$ 41,504

See notes to financial statements

THOMAS FLETCHER & COMPANY, INC.

Notes to Financial Statements
December 31, 2001

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Thomas Fletcher & Company, Inc. (the "Company"), a wholly owned subsidiary of Thomas Fletcher Holdings, LLC ("Holdings"), is the successor to Asia Pacific Securities, Inc., ("Asia") which was formed in July 1997. In March 2001, Holdings acquired 20% of the outstanding Class A common stock of Asia, pursuant to this agreement Asia's name was changed to Thomas Fletcher & Company, Inc. In May 2001, Holdings acquired the remaining 80% of the Company's Class A common stock. Pursuant to the sale, certain assets were transferred to Asia's majority shareholder. This transfer has been treated as a distribution in these financial statements. Included in accounts payable and accrued expenses is approximately $15,000 payable to the selling shareholder.

The Company is a registered broker/dealer that clears all of its securities transactions through a correspondent broker on a fully disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3.

The Company engages in the business of providing investment-banking services, brokerage services for customers and trading securities for its own account.

The Company has incurred losses which have been funded by shareholder contributions. During 2002, the sole shareholder intends to continue to contribute capital, as needed, to fund the working capital requirements of the Company.

[2] Securities transactions:

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis. Marketable securities are valued at market value.

[3] Investment banking:

Investment banking revenues include gains, and fees, net of syndicate expenses. Underwriting fees are recorded at the time the underwritings are completed and the income is reasonably determinable.

[4] Income taxes:

The Company accounts for income taxes utilizing the asset and liability method described in SFAS No. 109, “Accounting for Income Taxes”, the objective of which is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance related to deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RELATED PARTY TRANSACTIONS

In 2001, the Company paid fees aggregating $65,076 to Holdings under a management agreement for managerial and administrative services, and the cost of providing office space.

The Company earned approximately $25,000 in investment banking fees from a company whose majority shareholder has an ownership interest in Holdings.

NOTE C - INCOME TAXES

Deferred tax assets at December 31, 2001 which amount to $160,000, represent the Federal, state and local tax effect of $142,000 related to net operating loss carryforwards and $18,000 relating to unrealized losses on marketable securities. A valuation allowance has been established for the entire deferred tax asset. As of December 31, 2001, the Company has net operating loss carryforwards of approximately $770,000 which expire from 2019 through 2021.

There is a limitation on the annual use of a portion of the net operating loss carryforwards due to certain changes in ownership.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of approximately $164,000 as compared to net capital requirements of $100,000.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

NOTE F - LITIGATION

The Company has been named as a defendant in several legal actions and lawsuits. Although in some instances the amounts claimed are substantial, the ultimate liability, if any, cannot presently be determined since all of these cases are in a preliminary stage. Although it is possible that the Company's future liability for one or more of these cases could be material, management of the Company believes that the allegations are without merit and the eventual outcome of these legal actions and lawsuits will not have a material adverse effect on the financial position of the Company.

NOTE G - SUBSEQUENT EVENTS

Through March 18, 2002, there were capital contributions of $175,000 made by Holdings.

SUPPLEMENTARY INFORMATION

THOMAS FLETCHER & COMPANY, INC.

Schedule of Computation of Net Capital
December 31, 2001

Total shareholder's equity	$ 229,795
Nonallowable assets:	
Prepaid expenses	6,584
Other assets	41,178
	47,762
Net capital before haircuts on securities positions	182,033
Less haircuts on securities:	
Other securities	13,874
Undue concentration	3,845
	$ 17,719
Net capital	$ 164,314
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 30,200
Percentage of aggregate indebtedness to net capital	18.4%
Minimum capital required	$ 100,000
Excess of net capital over minimum requirement	$ 64,314

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of December 31, 2001 in its unaudited Part IIA FOCUS Report filing.

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Thomas Fletcher & Company, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Thomas Fletcher & Company, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
March 22, 2002